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                                                                     EXHIBIT 3.4


                  AMENDMENT TO BYLAWS OF WESTOWER CORPORATION

     Pursuant to Resolutions passed at a Special Meeting of Board of Directors held in October 1997, Article III, Section 2 of the Bylaws of Westower Corporation was amended to state as follows:

     "Section 2. Number. The number of directors of the corporation is six. The number of directors can be increased or decreased from time to time by the vote of the directors or shareholders to amend this Section 2, provided that the number of directors shall be not less than one, and provided further that no decrease shall shorten the term of any incumbent director."

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